Exhibit 4.10

                           ORCKIT COMMUNICATIONS LTD.

                  2003 SUBSIDIARY EMPLOYEE SHARE INCENTIVE PLAN


                        A. NAME, PURPOSE AND DEFINITIONS


     1. Name: This plan, as amended from time to time, shall be known as the "Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan" (the "Plan").

     2. Purpose: The purpose of the Plan is to provide incentives to employees, consultants and contractors of Subsidiaries (as defined below) of Orckit Communications Ltd. (the "Company") by granting them Ordinary Shares, no par value, of the Company ("Shares"), pursuant to a plan approved by the Board of Directors of the Company (the "Board").

     3. Definitions: The following definitions shall be in effect under the
Plan:

     "Corporate Transaction" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

          (i) a sale or other disposition of at least seventy five percent (75%) of the outstanding shares of the Company; or

          (ii) a merger, consolidation or similar transaction of the Company.


     "Parent" shall mean a company (other than the Company) that owns, at the time of the determination, securities possessing more than fifty percent (50%) of the total combined voting power of all classes of securities in a Subsidiary.

     "Subsidiary Sale" shall mean the sale of the Company's holdings in a Parent or a Subsidiary, whether directly or indirectly, to a third party for cash or securities of a public company, in any one or more transactions, pursuant to a share sale, merger, consolidation or other transaction.

     "Subsidiary" shall mean any company of which, at the time of the determination, securities possessing more than fifty percent (50%) of the total outstanding voting power are owned by the Company or by a company, which, within the meaning of this definition, is a Subsidiary of the Company.


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                   B. GENERAL TERMS AND CONDITIONS OF THE PLAN

         3.       Administration:

     3.1 The Board of Directors of the Company may appoint a Share Incentive Committee which will consist of such number of Directors of the Company, as may be fixed from time to time by the Board of Directors of the Company. The Board of Directors shall appoint the members of the committee, may from time to time remove members from, or add members to, the committee and shall fill vacancies in the Committee however caused. The Plan will be administered by the Share Incentive Committee, and until the Board delegates administration to such committee or where not permitted according to any applicable law, by the Board of Directors of the Company (collectively - the "Committee").

     3.2 The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine. Actions taken by a majority of the members of the Committee, at a meeting at which a majority of its members is present, or acts reduced to, or approved in, writing by all members of the Committee, shall be the valid acts of the Committee. The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable.

     3.3 Subject to the general terms and conditions of this Plan, the Committee shall have the full authority in its discretion, from time to time and at any time, to determine the terms under which grants shall be made pursuant to the Plan, including (i) the persons to whom Shares shall be granted, (ii) the number of Shares to be granted and the vesting schedule thereof, if any, (iii) the time or times at which the same shall be granted, (iv) the timing of an Exchange (as defined below), type and number of the Exchange Securities (as defined below), vesting and other Exchange terms, (v) other parameters, with respect to Shares granted to Israeli Grantees, related to the Ordinance and/or (vi) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan.

     3.4 The Committee may, from time to time, adopt such rules and regulations for carrying out the Plan, as it may deem necessary. No member of the Board or of the Committee shall be liable for any act or determination made in good faith with respect to the Plan or any Shares granted thereunder.

     3.5 The interpretation and construction by the Committee of any provision of the Plan shall be final and conclusive unless otherwise determined by the Board of Directors.

         4.       Eligible Grantees:

     4.1 The Committee, at its discretion, may grant Shares to any employee, consultant or contractor of a Subsidiary who is not a director of the Company (collectively "Grantee"). Anything in this Plan to the contrary notwithstanding, any grants of Shares to Grantees who are office holders (excluding directors) of the Company shall be authorized and implemented only in accordance with the provisions of applicable law.

     4.2 The grant of Shares to a Grantee hereunder, shall neither entitle such Grantee to participate, nor disqualify him from participating, in any other grant pursuant to this Plan or any other incentive plan of the Company or any Subsidiary.

         5.       Grant of Shares and Issuance in Trust:

     5.1 The Company may issue a total of 600,000 Shares pursuant to the Plan, subject to adjustment for share splits, consolidations or other capital adjustments such as the distribution of bonus shares (i.e., stock dividends). Any Shares reacquired pursuant to the Plan shall be available for reissuance under the Plan. Subject to Section 7.1 hereof, the effective date of the grant of Shares (the "Date of Grant") shall be the date the Committee resolves to grant such Shares or a later date specified by the Committee in its determination relating to the award of such Shares.

     5.2 Anything herein to the contrary notwithstanding, unless otherwise determined by the Committee and Grantee, unvested Shares granted under the Plan may be granted to a trustee (the "Trustee"), and the Trustee shall hold each such Share in trust (the "Trust") for the benefit of the Grantee in respect of whom such Share was granted (the "Beneficial Grantee").

     5.3 Exchange. The Board may, at any time and at its discretion, resolve to reacquire all or a portion of the unvested Shares granted to a Grantee under the Plan, in exchange (the "Exchange") for a number of ordinary shares, or options to receive ordinary shares (or common stock, or options to receive common stock, as the case may be) in the Subsidiary employing such Grantee, in the applicable Parent or in another entity then affiliated with such Subsidiary or Parent (the "Exchange Securities"). The terms of the Exchange shall be determined by the Board in good faith.


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         6.       Reacquisition of Shares:

     6.1 The Company, upon the resolution of the Board, in its sole and absolute discretion, subject only to applicable law, shall be entitled to reacquire all or a portion of the unvested Shares pursuant to Section 6.2 below.

     6.2 Unless otherwise determined by the Committee, unvested Shares shall be subject to reacquisition by the Company, for no consideration, upon any of the following events:

          (a) Cessation of Grantee's employment with the applicable Subsidiary, at any time, for any reason or for no reason, with or without cause ("Cessation of Employment"). For the purpose of this Plan, the date of a Grantee's Cessation of Employment shall be the date on which the employee-employer relationship between the Grantee and the applicable Subsidiary ceases to exist (the "Date of Cessation");or

          (b) Any event occurring during the applicable vesting period as a result of which the financial statements of the applicable Subsidiary or Parent thereof (or such other applicable affiliated entity resulting from a reorganization of Subsidiary and/or Parent) are no longer eligible for consolidation with the financial statements of the Company.

     6.3 Unless otherwise determined by the Committee, the transfer of a Grantee from the employ of a Subsidiary to the employ of the Company or another Subsidiary or affiliate thereof, shall not be deemed a Cessation of Employment for purposes hereof. Whether an authorized leave of absence on military, governmental or public service or otherwise, or Cessation of Employment under certain conditions, shall constitute Cessation of Employment for the purposes hereof shall be conclusively determined by the Committee.

     6.4 Unless otherwise determined by the Committee, in the event that a Grantee who is not an employee of a Subsidiary, ceases, for any reason, to serve as such prior to the vesting of any of his Shares, all Shares theretofore granted to such Grantee which are not yet so vested in such Grantee shall be subject to reacquisition by the Company for no consideration on such date of cessation of service retention period.

         7.       Adjustment Upon Changes in Capitalization:

     7.1 Simultaneously with the closing of a Corporate Transaction, unvested Shares shall be reacquired in an Exchange pursuant to Section 5.3 above.

     7.2 In the event of a Subsidiary Sale, provided an Exchange occurs prior to the Subsidiary Sale, unvested Exchange Securities of the entity involved in the Subsidiary Sale shall fully vest upon such Subsidiary Sale and shall be sold in the Subsidiary Sale, all on the same terms, on a pro rata basis, as the other securities of the same type are so sold.

     8. Amendment and Termination of the Plan: Subject to applicable laws, the Board may, at any time and from time to time, terminate or amend the Plan in any respect. The Plan shall terminate on December 31, 2007, unless earlier terminated by the Board. Upon termination of the Plan, all outstanding unvested Shares shall continue to be governed in accordance with the provisions of the Plan and other documents relating to the issuance thereof.

     9. Tax Consequences: All tax consequences and obligations regarding any other compulsory payments arising from the grant of Shares or Exchange Securities, from the payment for, or the subsequent disposition of, Shares or Exchange Securities covered thereby or from any other event or act (of the Company or the Grantee or the applicable Subsidiary) hereunder, shall be borne solely by the Grantee, and the Grantee shall indemnify the Company, the Subsidiary and the Trustee and hold them harmless against and from any and all liability for any such tax or other compulsory payment, or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax or other compulsory payment from any payment made to the Grantee.

         10.               Miscellaneous:

     10.1 Continuance of Employment. Neither the Plan nor the grant of Shares thereunder shall impose any obligation on any Subsidiary to continue the employment of any Grantee, and nothing in the Plan or in any Share granted pursuant thereto shall confer upon any Grantee any right to continue in the employ of the applicable Subsidiary, or restrict the right of the Subsidiary to terminate such employment at any time.

     10.2 Governing Law. The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel.

     10.3 Multiple Agreements. Certain terms of each Share grant may differ from other Shares granted under the Plan at the same time, or at any other time. The Committee may also grant Shares on more than one occasion to a given Grantee during the term of the Plan, either in addition to, or in substitution for, a previous grant of Shares to that Grantee.

     10.4 Non-Exclusivity of the Plan. The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Shares otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.
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